Exhibit 3.10

Articles of Association of

NXP Semiconductors Germany GmbH,

(translation)

as amended by the changes of November 20, 2006.

§1

The company is a company with limited liability, acting under the company name

NXP Semiconductors Germany GmbH.

The commercial seat of the company is in Hamburg.

§2

The company’s business subject comprises the development, production and distribution and marketing of semiconductors components. The company is entitled to execute any transactions and to take any measures which are related to the company’s business subject or which appear to be beneficial for it.

§3

The nominal capital of the company amounts to Euro 75,600,000.00

(in words: Euro seventy five million six hundred thousand).

It is fully paid in,

§4

The company has one or several general managers. The general managers are obliged to comply with the instructions of the shareholders, in particular to comply with the management organization regulations provided by the shareholders and to execute those specific transactions that are defined by the shareholders as transactions that require approval upon the shareholders’ consent only.

§5

The company is represented through one general manager if he is the sole general manager or if the shareholders have authorized him to represent the company alone. Beyond this, the company is jointly represented through two general managers or jointly through one general manager and one authorized signatory, entitled through procuration.

A release from the limitations of section 181 of the German Civil Code may be granted.

§6

The financial year of the company starts with January, 1st and ends with December, 31st of a calendar year.

§7

The announcements of the company are effected through publication in the electronic Federal Gazette of the Federal Republic of Germany.

§8

The company bears the taxes and costs of its establishment up to an overall amount of Deutsche Mark 2.000.00.